Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

Baird Funds, Inc.
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

October […], 2019

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Baird Funds, Inc. (the “Company”) File Nos. 333-40128; 811-09997

Dear Ms. Lithotomos:

This correspondence responds to comments that the Company received from you on October 7, 2019, with respect to PEA 87 filed by the Company on August 30, 2019. For your convenience, your comments have been reproduced with the Company’s responses following each comment. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

PROSPECTUS

1.
Staff Comment: The investment objective for the Baird Strategic Municipal Bond Fund indicates the Fund seeks income that is “substantially” exempt from federal income tax. However, the Staff notes such income may be subject to the Alternative Minimum Tax (“AMT”). Please supplementally discuss whether this is an appropriate characterization of income.

Response: The Company responds by removing the word “substantially” from the investment objective of the Baird Strategic Municipal Bond Fund and revising the Prospectus to state that the Fund normally invests at least 80% of its net assets in municipal bonds and debentures, the income from which is exempt from federal income tax, including AMT. Corresponding changes have been made to the Prospectus as it relates to the Baird Municipal Bond Fund.

2.
Staff Comment: The Principal Investment Strategies section in the Summary Section for each Fund does not include disclosure related to how the Adviser determines when to purchase or sell a security for that Fund. Please add applicable disclosure related to such decisions.

Response: The Company responds by adding the following disclosure to the Summary Section for each Fund:

The Advisor considers many market factors when selecting investments for the Fund. Among the factors considered are the nominal level and trend in interest rates, the slope of the municipal yield curve, income tax rates, market sector valuations, credit trends, supply and demand flows, regional economic strength, as well as legal and regulatory trends.

The Advisor generally will sell a debt obligation when on a relative basis and in the Advisor’s opinion, it will no longer help the Fund attain its objective.

3.
Staff Comment: The Staff notes that the investment objective for the Baird Municipal Bond Fund to “seek a high level of current income that is exempt from federal income tax” does not use the same qualifier (“substantially” exempt from federal income tax) that is used by the Baird Strategic Municipal Bond Fund. Please supplementally discuss the difference between the two investment objectives of each Fund.

Response: The Company responds by stating that the word “substantially” has been removed from the investment objective for the Baird Strategic Municipal Bond Fund. Accordingly, each Fund will pursue the same investment objective.

4.	Staff Comment: Please provide a completed expense Example for each Fund.

Response: The Company responds by noting that the expense Example for each Fund will be identical, as follows:

	1 Year	3 Years
Investor Class Shares	$56	$176
Institutional Class Shares	$31	$97

5.
Staff Comment: The Staff notes each Fund “may hold municipal obligations with a “D” or similar credit rating indicating at least a partial payment default.” However, there is no corresponding risk factor. Please add an applicable risk factor.

Response: The Company responds by noting each Fund includes, as a principal risk, Non-Investment Grade Quality Risks, which discusses the possibility of default. In response to the Staff’s comment, the Company has added the following sentence to this risk factor in the statutory prospectus:

“The bankruptcy or default by an issuer of a security held by the Fund may result in the Fund losing all or part of its investment, or not receiving principal or interest payments when due.”

6.	Staff Comment: Please disclose each Fund’s primary benchmark index against which it will measure performance.

Response: The Company responds by supplementally noting that the narrative discussion under the caption “Performance” includes the primary benchmark index. Specifically, for the Baird Strategic Municipal Bond Fund, the Bloomberg Barclays 1-10 Year Municipal Blend Index will be used to measure performance and for the Baird Municipal Bond Fund, the Bloomberg Barclays Municipal Bond Index will be used to measure performance. In response to the staff’s comment, the Company has also disclosed each Fund’s index in the Principal Investment Strategies of the summary and statutory prospectus.

7.	Staff Comment: The Staff notes that on page 37 of the Prospectus the Funds discuss the effect on shareholders of the AMT. Please consider moving this disclosure to the Principal Risks of each Fund.

Response: The Company responds by stating that the Funds will not invest in securities which produce income that is subject to AMT as part of their principal investment strategy. The disclosure on page 37 has been revised accordingly. The Company notes that the possibility of AMT is discussed in “Tax Risks” of the “Principal Risks” section of the statutory prospectus for both Funds.

8.	Staff Comment: Please consider adding a cybersecurity risk factor to both the Summary Section and Item 9.

Response: The Company responds by adding the following disclosures:

To the Summary Section for each Fund:

“Cybersecurity Risk
With the increased use of technologies such as the Internet to conduct business, the Fund is susceptible to operational, information security, and related risks. Cyber incidents affecting the Fund or its service providers may cause disruptions and impact business operations, potentially resulting in financial losses, interference with the Fund’s ability to calculate its NAV, impediments to trading, the inability of shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs.”

To Item 9:

“Cybersecurity Risk
With the increased use of technologies such as the Internet to conduct business, the Funds are susceptible to operational, information security and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber incidents affecting the Funds or their service providers have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with a Fund’s ability to calculate its net asset value (“NAV”), impediments to trading, the inability of fund shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. Similar adverse consequences could result from cyber incidents affecting issuers of securities in which a Fund invests, counterparties with which a Fund engages in transactions, governmental and other regulatory authorities, exchange and other financial market operators, banks, brokers, dealers, insurance companies and other financial institutions (including financial intermediaries and service providers for fund shareholders) and other parties. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While the Funds’ service providers have established business continuity plans in the event of, and risk management systems to prevent, such cyber incidents, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Funds cannot control the cyber security plans and systems put in place by their service providers or any other third parties whose operations may affect the Funds or their shareholders. As a result, the Funds and their shareholders could be negatively impacted.”

SAI

9.
Staff Comment: Please supplementally disclose the percentage of each Fund’s net assets that may be invested in asset-backed securities (“ABS”) and mortgage-backed securities (“MBS”). Depending on the extent to which each Fund may invest in ABS and MBS, the Staff may have additional comments.

Response: The Company responds by supplementally stating that ABS and MBS are not a principal investment strategy of either Fund. Accordingly, the Company anticipates that, under normal market conditions, each Fund will invest less than 5% of its total net assets in ABS and MBS. The Company also supplementally states that the Advisor anticipates that, under normal market conditions, any such securities held by either Fund will be classified as highly liquid under the Funds’ liquidity risk management program.

* * *

If you have any questions regarding the above responses, please contact Adam Smith of U.S. Bank Global Fund Services at (414) 765-6115 or adam.smith6@usbank.com.

BAIRD FUNDS, INC.

Andrew D. Ketter
Assistant Secretary

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